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                           [BENIHANA INC. LETTERHEAD]



November 8, 2005


Mr. Michael K. Pressman
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
500 Fifth Street NW
Washington, DC  20549

RE:     BENIHANA INC.
        PREC 14A
        ORIGINALLY FILED ON OCTOBER 27, 2005
        FILE NO. 0-26396

Dear Mr. Pressman:

        This letter is a response of Benihana Inc. (the "Company") to the Staff's comment letter dated November 4, 2005 with regard to the above filing. Amendment No. 1 to the Preliminary Proxy Statement is being filed simultaneously with this response. The Company has included in the Preliminary Proxy Statement proposed text changes in response to the comment letter or has provided explanations in this letter as to why such revisions are not viewed as appropriate or necessary.

        As you are aware, the Company is eager to hold its annual meeting of stockholders. Given that the record date for the annual meeting of stockholders is October 14, 2005, the Board of Directors of the Company intends to reschedule the date of the Annual Meeting for December 12, 2005 so as to comply with the Company's By-Laws and Delaware General Corporation Law. Therefore, your expedited response would be most appreciated.

GENERAL

1. COMMENT - Please revise page 1 of the proxy statement in the form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

RESPONSE - The requested change has been made in the revised filing of the Preliminary Proxy Statement.

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2. COMMENT - The notice to security holders indicates the meeting date is
November 10, 2005. Please advise us how Benihana intends to distribute its proxy statement to security holders a reasonable time before the meeting or confirm that the meeting will be rescheduled.

RESPONSE - The Company will be rescheduling the meeting so as to allow for a distribution of the proxy statement to security holders a reasonable time before the meeting.

LETTER TO SHAREHOLDERS

3. COMMENT - You must characterize each statement or assertion of opinion or belief as such, and you must have a reasonable basis for each such opinion or belief. You should not issue any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis, with a view toward disclosure. We cite the following examples of statements or assertions in the soliciting materials that require both supplemental support and recharacterization as statements of belief or opinion:

        o "The Corporation is firmly and strategically on course...to grow the corporation, increase profitability and build value."

        o       "Benihana has reported exceptionally strong comparative sales."

        o "The sole purpose of BOT seeking to elect its own directors is to attain control of the Board for its own interests."

RESPONSE - The requested changes have been made in the revised filing of the Preliminary Proxy Statement.

WHO PAYS THE EXPENSES OF THIS PROXY STATEMENT?, PAGE 2

4. COMMENT - We note that proxies may be solicited by "telephone, mail or personal interview." We remind you to file, on the date of first use, all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding on a supplemental basis. Also confirm, if true, that proxies will not be solicited via the Internet, such as Internet chat rooms or postings on web sites.

RESPONSE - The Company hereby confirms that it will file, on the date of first use, all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, under the cover of Schedule 14A. In addition, the Company hereby confirms that it proxies will not be solicited via the Internet, such as Internet chat rooms or postings on web sites.

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5. COMMENT - We note your statement that "additional costs cannot be estimated at this time." Item 4(b)(4) of Schedule 14A requires that an estimate of costs of the solicitation be provided. Please revise accordingly.

RESPONSE - The requested change has been made in the revised filing of the Preliminary Proxy Statement.


BENEFICIAL OWNERSHIP REPORTING COMPLIANCE, PAGE 7

6. COMMENT - Beneficial ownership reporting obligations accrue when the persons described in this section attain greater than 5% of the securities outstanding in the class. Please revise to either (i) amend the 10% reference to indicate 5%; or (ii) amend the title of this section to further clarify the nature of the reports being filed.

RESPONSE - The reference to 10% has been amended to indicate 5% in the revised filing of the Preliminary Proxy Statement.

FORM OF PROXY

7. COMMENT - Explain to us, with a view toward revised disclosure, why the proxy card does not expressly identify the names of the nominees and instead only refers to Class I Directors. See Rule 14a-4(b)(2) of Regulation 14A.

RESPONSE - The requested changes have been made in the revised filing of the Preliminary Proxy Statement.

        The Company hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please do not hesitate to call me at 305-702-2821 if you have any questions about the foregoing or need any additional information.

Sincerely,

BENIHANA INC.


 /s/ Juan C. Garcia
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Juan C. Garcia
Senior Vice President - Chief Operating
Administrative Officer/Assistant Secretary